SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)
            Information statement pursuant to Rules 13d-1 and 13d-2

                    Under the Securities Exchange Act of 1934
                                 (Amendment No.6)

                         Stanley Furniture Company, Inc
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    854305208
                                 (CUSIP Number)

Date of  Event Which Requires Filing of this Statement: December 31, 2008

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 854305208   13G
  1   NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
  Royce & Associates, LLC    52-2343049
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                (a)  [ ]
                                                (b)
  3   SEC USE ONLY
  4   CITIZENSHIP OR PLACE OF ORGANIZATION
                       New York
  NUMBER OF        5  SOLE VOTING POWER
    SHARES           701,617
 BENEFICIALLY      6      SHARED VOTING POWER
   OWNED BY
     EACH          7  SOLE DISPOSITIVE POWER
  REPORTING          701,617
   PERSON          8  SHARED DISPOSITIVE POWER
    WITH
  9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON          701,617
 10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES             [ ]
 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                     6.79%
 12  TYPE OF REPORTING PERSON
                      IA

CUSIP No. 854305208   13G
Item 1(a)    Name of Issuer:
Stanley Furniture Company, Inc

Item 1(b)    Address of Issuer's Principal Executive Offices:
Treasurer
1641 Fairstone Park Highway
Stanleytown, VA   24168
Item 2(a)    Name of Persons Filing:
             Royce & Associates, LLC
Item 2(b)    Address of Principal Business Office, or, if None, Residence:
     1414 Avenue of the Americas, New York, NY  10019
Item 2(c)    Citizenship:
             New York Corporation
Item 2(d)    Title of Class of Securities:
              Common Stock
Item 2(e)    CUSIP Number:
854305208
Item 3   If this statement is filed pursuant to rules 13d-1(b), or 13d-
         2(b), check whether the person filing is a:
     (a) [ ] Broker or Dealer registered under Section 15 of the Act
     (b) [ ] Bank as defined in Section 3(a)(6) of the Act
     (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act
     (d) [ ] Investment Company registered under Section 8 of
             the Investment Company Act
     (e) [X] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940
     (f) [ ] Employee Benefit Plan, Pension Fund which is
             subject to the provisions of the Employee
             Retirement Income Security Act of 1974 or Endowment Fund
     (g) [ ] Parent Holding Company, in accordance with Rule 13d-1 (b)(ii)(G)
     (h) [ ] Group
CUSIP No. 854305208   13G
 Item 4  Ownership
     (a) Amount Beneficially Owned:
                          701,617
     (b) Percent of Class:
                          6.79%
     (c)     Number of shares as to which such person has:

         (i) sole power to vote or to direct the vote
                                              701,617

         (ii)    shared power to vote or to direct the vote
                                         __________
        (iii)    sole power to dispose or to direct the disposition
                 of                              701,617
         (iv)    shared power to dispose or to direct the
                 disposition of                  __________
Item 5   Ownership of Five Percent or Less of a Class. [       ]
Item 6   Ownership of More than Five Percent on Behalf of Another Person .

             Various Accounts managed by Royce & Associates, LLC, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of the issuer.

             The interest of one account, Royce Pennsylvania Mutual Fund an investment company registered under the Investment Company
             Act of 1940 and managed by Royce & Associates, LLC, amounted to 689,924 shares or 6.68% of the total shares outstanding.

Item 7 Identification and Classification of the Subsidiary Which Acquired The Security Being Reported on by the Parent Holding
         Company.
             NOT APPLICABLE
Item 8   Identification and Classification of Members of the Group.
             NOT APPLICABLE
Item 9   Notice of Dissolution of Group.
             NOT APPLICABLE

CUSIP No. 854305208   13G
Item 10  Certification.

 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   Signature

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to it is true, complete and correct.

Date:    January 29, 2009






By: Daniel A. O'Byrne, Vice President